Triller Corp.

7119 West Sunset Boulevard Suite 782

Los Angeles, CA 90046

May 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Triller Corp. – Request for Withdrawal of Registration Statement on Form S-1
File No. 333-273623

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Triller Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-273623), together with all exhibits thereto, initially filed on August 2, 2023 as subsequently amended (collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by Rule 477(a).

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Prem Parameswaran, Chief Financial Officer of the Company, at the above-mentioned address, with a copy to Casale Alliance, LLP at 2632 Wilshire Boulevard, Suite 325, Santa Monica, CA 90403.

Should you have any questions, please contact counsel to the Registrant, Gerard Casale, Esq. of Casale Alliance, LLP at (310) 745-8804.

Very truly yours,

TRILLER CORP.

/s/ Prem Parameswaran
Prem Parameswaran
Chief Financial Officer